

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

<u>Via E-Mail</u>
Ali Balaban
President and CEO
Organic Spice Imports, Inc.
7910 Ivanhoe Avenue #414
La Jolla, CA 92010

    Re: **Organic Spice Imports, Inc.**
            Amendment No. 1 to Registration Statement on Form 10
            Filed May 12, 2011
            File No. 0-54341

Dear Mr. Balaban:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ H. Roger Schwall

                      H. Roger Schwall
                      Assistant Director